UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                            ----------------------


                                    FORM RW


                            REQUEST FOR WITHDRAWAL


                     PURSUANT TO RULE 477 OF REGULATION C
                    OF THE SECURITIES EXCHANGE ACT OF 1933



Date of Request:  June 20, 2002


                        PHARMACEUTICAL RESOURCES, INC.
            (Exact name of registrant as specified in its charter)



   NEW JERSEY                                333-74606                                      22-3122182
(State or other jurisdiction of      (Commission Registration Number)                  (I.R.S. Employer
 incorporation or organization)                                                         Identification No.)



One Ram Ridge Road, Spring Valley, New York                                                   10977
(Address of principal executive offices)                                                    (Zip Code)




Registrant's telephone number, including area code: (845) 425-7100

ITEM 1.  Withdrawal of Registration Statement.

      Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, we hereby request the immediate withdrawal of our entire Registration Statement on Form S-3, File No. 333-74606, together with all exhibits thereto, filed with the Securities and Exchange Commission on December 5, 2001 (the "2001 Registration Statement"), as amended by Amendment No. 1 thereto filed on January 11, 2002, and Amendment No. 2 thereto filed on January 25, 2002 (the 2001 Registration Statement collectively with the amendments, the "Registration Statement"). Our Board of Directors has determined that it is not the appropriate time to file the Registration Statement given general market and company specific factors and that it is in the best interests of the company and our shareholders to request a withdrawal of the Registration Statement.

      The Registration Statement has never been declared effective and no securities were sold pursuant to the Registration Statement.

      Should you have any questions regarding the above, or require any additional information, please do not hesitate to contact the undersigned at
(845) 425-7100.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned on June 20, 2002.


                                          PHARMACEUTICAL RESOURCES, INC.

                                          By:   /s/ KENNETH I. SAWYER
                                                ---------------------
                                                Kenneth I. Sawyer
                                                Chairman of the Board and
                                                Chief Executive Officer


cc:  Dennis J. O'Connor
     Stephen R. Connoni, Esq.